SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited interim results of China Unicom (Hong Kong) Limited for the six months ended June 30, 2014.

2	Announcement dated August 7, 2014 in respect of change of executive director.

FORWARD-LOOKING STATEMENTS

These announcements contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G and 4G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G and 4G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in these announcements are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G and 4G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G and 4G services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•	changes in the political, economic, legal, tax and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 8, 2014

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2014 INTERIM RESULTS ANNOUNCEMENT

Highlights:

Revenue	:	RMB149.57 billion, up by 3.6% as compared to the same period of last year.

Profit for the period	:	RMB6.69 billion, up by 25.8% as compared to the same period of last year.

Basic earnings per share	:	RMB0.281, up by 24.9% as compared to the same period of last year.

EBITDA	:	RMB47.69 billion, up by 13.1% as compared to the same period of last year.

CHAIRMAN’S STATEMENT

Dear shareholders,

First at all, on behalf of the Board of Directors of China Unicom, I would like to express my sincere gratitude to all shareholders and the different parts of the society for their support. In the first half of 2014, with a changing market environment and a slowing-down industry, the Company steadily implemented the strategy of “Leading Mobile Broadband and Innovating Operational Integration”. As a result, the Company continued to expand its market share in service revenue, further optimised its business structure, and constantly improved its profitability.

Overall Results

In the first half of 2014, the Company’s operating revenue reached RMB149.57 billion, representing an increase of 3.6% over the same period last year, of which, service revenue was RMB126.97 billion, up by 9.0% year-on-year. Due to the replacement of business tax with value-added tax as well as the changes in market environment, the Company’s revenue growth slowed down. Nevertheless, its service revenue growth still outperformed the industry average by 3.4 percentage points. The Company’s business structure was further optimised, with mobile business and non-voice business accounting for 64.1% and 59.5% of total service revenue, respectively.

With the continuous revenue growth and improvement in business structure, the Company achieved steady improvement in profitability. The Company’s EBITDA increased by 13.1% year-on-year to RMB47.69 billion, and its net profit increased by 25.8% year-on-year to RMB6.69 billion. The Company’s overall financial status turned more solid, with its operating cash flow up by 1.1% year-on-year and its free cash flow reaching RMB20.15 billion, laying a more solid foundation for its sustainable growth in the future.

Business Development

Mobile business maintained robust development with integrated operation in mobile broadband off to a good start. In the first half of 2014, the Company took a series of measures to respond to a complex competitive environment, namely: further enhancing its leading position of user experience in mobile broadband service, proactively carrying out the integrated 4G/3G operation, fully optimising its product portfolio and tariff plans to tap data value, improving customer retention system, and fully improving all-round user experiences in purchase, consumption, customer service and network. In the first half of 2014, the Company’s mobile service revenue increased by 11.7% year-on-year to RMB81.34 billion, of which, mobile broadband1 service revenue was up by 32.9% year-on-year to RMB54.38 billion, accounting for 66.9% of total mobile service revenue. In the first half of 2014, the Company’s mobile subscribers increased by 14.02 million to 295 million, of which, mobile broadband subscribers were up by 40.8% year-on-year, accounting for 47.7% of total mobile subscribers. Mobile broadband ARPU was RMB68.7. The Company further enhanced its data volume operation and total data usage by the Company’s handset users grew by 82.1% year-on-year to 199.8 billion MB. In addition, the Company proactively pushed forward the trial of mobile service resale, and provided flexible cooperative models as well as standardised business support across the network to mobile service resellers, resulting in a smooth start of mobile service resale.

Fixed-line business recorded steady growth, supported by continuous solid growth in fixed-line broadband service. In the first half of 2014, to ensure steady fixed-line business growth, the Company accelerated the upgrade and speed-up of its broadband network, enhanced its customer service capability, and pushed forward bundled mobile and fixed-line broadband services by promoting the integrated telecom service package “Smart Wo Home” to household customers. The Company’s fixed-line service revenue increased by 4.5% year-on-year to RMB45.21 billion, of which 77.7% was from non-voice business; fixed-line broadband service revenue increased by 10.2% year-on-year to RMB24.89 billion, accounting for 55.1% of fixed-line service revenue; fixed-line broadband subscribers increased by 7.7% year-on-year to 67.42 million.

Industry applications and innovative businesses achieved new breakthroughs. The Company continued its strategic deployment of industry applications in key sectors, accelerated the expansion into hot sectors, and achieved breakthroughs in such sectors as education informatisation, auto informatisation and smart city. In the first half of 2014, the key industry applications users reached 49.38 million. In addition, the Company persisted in openness and cooperation, proactively explored products and business models that are in line with the Internet development, and made new progresses in such areas as the Internet of Things, cloud computing and mobile payment.

Network Capabilities

In the first half of 2014, the Company continued the construction of its 3G network to enhance broad and in-depth coverage, and rapidly carried out 4G-related network deployment so as to build the user experience-oriented 4G/3G-integrated high-quality mobile broadband network. The broad and in-depth coverage of its mobile broadband network was further enhanced, and the network quality was further improved through the enhanced end-to-end network optimisation. In the first half of 2014, the Company expanded its 4G and 3G base stations by 84 thousand to 491 thousand. The maximum downlink speed reaches 150 Mbps for its LTE network, 42 Mbps for its DC-HSPA+ network and 21 Mbps for the whole HSPA+ network. In addition, the Company accelerated the construction of fiber optic network, and its broadband access ports reached 124.896 million, of which 73.8% are FTTH/B. The Company further expanded the coverage of packet transport network, and the load-carrying capability for high-speed data services was further enhanced.

Management Reform

In the first half of 2014, leveraging on the replacement of business tax with value-added tax, the Company further deepened management reform in key areas so as to follow the new trends in the mobile Internet era and to improve cost effectiveness, development quality and corporate vitality.

The Company continued the transformation of its sales and marketing model. By focusing on profitable development and existing customers, the Company optimised its product portfolio, terminal offering and distribution channels, and further improved the quality of its subscribers and business. Following the Internet way of thinking, the Company explored the integrated online and offline sales and marketing practice. The Company accelerated the development of “woego” B2B Platform for small and medium size distributors, consolidated the resources along the industry value chain, provided effective, transparent and fair end-to-end operational support through total solution on terminals, products and distribution channels, so as to build new differentiated service advantages.

The Company put great effort to promote centralised operation with a focus on market, customers and local business units. Leveraging on the centralised business supporting system (cBSS) and starting with 4G business, the Company created a responsive and centralised business decision process and made the first step for the direct operational management toward local business units.

The Company strengthened investment project progression planning, proactively established a fair, transparent and dynamic resource allocation mechanism that leans to local business units, built a comprehensive evaluation system for municipal subsidiaries, implemented market-oriented management for sales outlets, and optimised evaluation and incentive measures, so as to fully stimulate the Company’s organic vitality.

Outlook

The information and communications technology is rapidly and fully penetrating into every part of our society at an unprecedented breadth and depth. As the key driving force of China’s economic transformation, the information industry still enjoys important strategic opportunities with strong market demand. China Unicom will constantly consolidate and create differentiated service advantages, proactively adapt to market changes, and firmly grasp opportunities to ensure the Company’s continuous and rapid development. Centering on market and customer needs, the Company will put greater effort in innovation, transform its development model, and accelerate the development of its key businesses such as mobile broadband and fixed-line broadband, so as to maintain its industry-leading growth rate and achieve continuous improvement in market share, profitability and overall strength. The Company will focus on its strategic development direction and carry out corporate reform pragmatically. The Company will accelerate the reform in its mobile Internet-oriented operational system and other key areas such as sales and marketing, investment and construction, recruitment and remuneration as well as resource allocation, and proactively explore the opportunities to transform and innovate in areas such as mixed ownership, Internet finance and mobile service resale, so as to constantly enhance its corporate vitality.

The Company is confident about its future development, and will strive to create more value for its shareholders through its persistent efforts.

Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 7 August 2014

Note 1: Mobile broadband business includes both 3G and 4G businesses.

FINANCIAL OVERVIEW

Revenue

In the first half of 2014, total revenue was RMB149.57 billion, up by 3.6% as compared to the same period of last year. Out of total revenue, service revenue was RMB126.97 billion, up by 9.0% as compared to the same period of last year.

In the first half of 2014, service revenue from the mobile business was RMB81.34 billion, up by 11.7% as compared to the same period of last year. Out of service revenue from the mobile business, service revenue from mobile broadband business1 was RMB54.38 billion and, as a percentage of service revenue from the mobile business, there was an increase from 56.2% in the first half of 2013 to 66.9% in the first half of 2014.

In the first half of 2014, service revenue from the fixed-line business was RMB45.21 billion, up by 4.5% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from the fixed-line broadband business was RMB24.89 billion, up by 10.2% as compared to the same period of last year and, as a percentage of service revenue from the fixed-line business, there was an increase from 52.2% in the first half of 2013 to 55.1% in the first half of 2014.

Costs and Expenses2

In the first half of 2014, total costs and expenses were RMB140.73 billion, up by 2.6% as compared to the same period of last year and 1.0 percentage points lower than the growth in total revenue in the first half of 2014.

The Company continued to strengthen its network capabilities, depreciation and amortisation charge were RMB36.88 billion in the first half of 2014, up by 8.8% as compared to the same period of last year. At the same time, the Company adequately increased in network operation investment, network, operation and support expenses were RMB18.04 billion in the first half of 2014, up by 12.8% as compared to the same period of last year.

The Company actively responded to market competition, accelerated the user development and market expansion. As a result, selling and marketing expenses were RMB23.82 billion in the first half of 2014, up by 16.9% as compared to the same period of last year. Terminal subsidy cost of mobile broadband business was RMB3.33 billion in the first half of 2014.

Under the influence of the adjustments to interconnection settlement policy, interconnection charges were RMB7.57 billion in the first half of 2014, down by 23.7% as compared to the same period of last year.

The Company implemented pension plan and strengthened staff motivation, and as a result, employee benefit expenses were RMB16.97 billion in the first half of 2014, up by 13.6% as compared to the same period of last year.

Earnings

In the first half of 2014, profit before income tax was RMB8.84 billion and profit for the period3 was RMB6.69 billion, up by 25.8% as compared to the same period of last year. Basic earnings per share was RMB0.281 in the first half of 2014. EBITDA4 was RMB47.69 billion in the first half of 2014, up by 13.1% as compared to the same period of last year. EBIDTA as a percentage of the service revenue was 37.6% in the first half of 2014.

Operating Cash Flow and Capital Expenditure

In the first half of 2014, the Company’s net cash flow from operating activities was RMB41.73 billion. Capital expenditure was RMB21.58 billion in the first half of 2014.

Balance Sheet

Liabilities-to-assets ratio changed from 58.6% as at 31 December 2013 to 57.0% as at 30 June 2014. Debt-to-capitalisation ratio changed from 39.8% as at 31 December 2013 to 38.1% as at 30 June 2014.

Further information

The pilot programme regarding the replacement of business tax with value-added tax (the “VAT Reform”) has applied to the telecommunications industry in PRC since 1 June 2014. Due to the full implementation of the VAT Reform and the transformation of the sales and marketing model of the Company in response thereto as well as the more complicated competition landscape, there will be pressure on the Company’s revenue growth and profitability growth. The Company will proactively respond to the change in the environment, carry out the holistic strategy of “Leading Mobile Broadband and Innovating Operational Integration” as well as consolidating and utlising the Company’s distinctive competitive edge in technology, network, business and operation accumulated over the years, so as to ensure steady growth in service revenue and profit throughout the year.

Note 1:	Mobile broadband business included 3G business and 4G business.

Note 2:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3:	In the first half of 2014 net profit has been achieved under the following circumstances: a) expenses of RMB1,151 million arising from Personal Handyphones System asset disconnection in the first half of 2014; b) due to the depreciation of RMB, an exchange loss of RMB358 million incurred in the first half of 2014; an exchange gain of RMB725 million incurred in the first half of 2013; c) a corporate pension contribution of RMB443 million incurred in the first half of 2014.

Note 4:	EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2014, which are extracted from the unaudited condensed consolidated interim financial information of the Group as set out in the Company’s 2014 interim report. The interim results have been reviewed by the Audit Committee.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2014

(All amounts in Renminbi (“RMB”) millions)

		30 June	31 December
	Note	2014	2013
ASSETS
Non-current assets
Property, plant and equipment		415,929	431,625
Lease prepayments		7,996	8,038
Goodwill		2,771	2,771
Interest in associate		33	—
Interest in joint venture		20	—
Deferred income tax assets		8,259	6,734
Financial assets at fair value through other comprehensive income	6	6,870	6,497
Other assets		21,333	21,296

		463,211	476,961

Current assets
Inventories and consumables		4,410	5,536
Accounts receivable	7	16,527	14,842
Prepayments and other current assets		11,018	9,664
Amounts due from related parties		9	11
Amounts due from domestic carriers		2,116	597
Short-term bank deposits		54	54
Cash and cash equivalents		19,284	21,506

		53,418	52,210

Total assets		516,629	529,171

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		178,096	2,328
Share premium		—	175,204
Capital redemption reserve		—	79

Share capital and other statutory capital reserve		178,096	177,611
Other reserves		(19,439)	(19,529)
Retained profits
– Proposed 2013 final dividend	12	—	3,805
– Others		63,700	57,012

Total equity		222,357	218,899

		30 June	31 December
	Note	2014	2013
LIABILITIES
Non-current liabilities
Long-term bank loans		461	481
Promissory notes		8,989	—
Convertible bonds	8	11,165	11,002
Corporate bonds		2,000	2,000
Deferred income tax liabilities		27	26
Deferred revenue		1,325	1,269
Other obligations		182	255

		24,149	15,033

Current liabilities
Short-term bank loans		103,268	94,422
Commercial papers		10,000	35,000
Current portion of long-term bank loans		47	48
Accounts payable and accrued liabilities	9	95,138	102,212
Taxes payable		4,772	2,634
Amounts due to ultimate holding company		759	1,634
Amounts due to related parties		1,977	4,176
Amounts due to domestic carriers		1,812	1,504
Dividend payable	12	773	644
Current portion of deferred revenue		406	452
Current portion of other obligations		2,669	2,672
Advances from customers		48,502	49,841

		270,123	295,239

Total liabilities		294,272	310,272

Total equity and liabilities		516,629	529,171

Net current liabilities		(216,705)	(243,029)

Total assets less current liabilities		246,506	233,932

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in RMB millions, except per share data)

		Six months ended 30 June
	Note	2014	2013
Revenue	10	149,569	144,307
Interconnection charges		(7,565)	(9,917)
Depreciation and amortisation		(36,882)	(33,906)
Network, operation and support expenses		(18,035)	(15,993)
Employee benefit expenses		(16,969)	(14,934)
Costs of telecommunications products sold		(25,682)	(31,813)
Other operating expenses		(33,629)	(29,473)
Finance costs		(2,709)	(1,475)
Interest income		135	81
Other income – net		604	215

Profit before income tax		8,837	7,092
Income tax expenses	5	(2,148)	(1,775)

Profit for the period		6,689	5,317

Profit attributable to:
Equity shareholders of the Company		6,689	5,317

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	13	0.28	0.23

Diluted earnings per share (RMB)	13	0.27	0.22

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in RMB millions)

	Six months ended 30 June
	2014	2013
Profit for the period	6,689	5,317

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	349	(370)
Tax effect on changes in fair value of financial assets through other comprehensive income	(82)	90

Changes in fair value of financial assets through other comprehensive income, net of tax	267	(280)
Remeasurement of net defined benefit liability, net of tax	(3)	—

	264	(280)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	4	(14)

Other comprehensive income for the period, net of tax	268	(294)

Total comprehensive income for the period	6,957	5,023

Total comprehensive income attributable to:
Equity shareholders of the Company	6,957	5,023

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2014

(All amounts in RMB millions)

	Six months ended 30 June
	2014	2013
Net cash inflow from operating activities	41,729	41,273
Net cash outflow from investing activities	(32,667)	(36,341)
Net cash outflow from financing activities	(11,300)	(9,737)

Net decrease in cash and cash equivalents	(2,238)	(4,805)
Cash and cash equivalents, beginning of period	21,506	18,250
Effect of foreign exchanges rate changes	16	(22)

Cash and cash equivalents, end of period	19,284	13,423

Analysis of the balances of cash and cash equivalents:
Cash balances	4	6
Bank balances	19,280	13,417

	19,284	13,423

NOTES: (ALL AMOUNTS IN RMB MILLIONS UNLESS OTHERWISE STATED)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company of the Company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2014 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34 “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The financial information for the year ended 31 December 2013 is extracted from the audited financial statements as set out in the Company’s 2013 Annual Report.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

Under the new Hong Kong Companies Ordinance (Cap. 622), which commenced operation on 3 March 2014, the concepts of “authorised share capital” and “par value” no longer exist. As part of the transition to the no-par value regime, the amounts standing to the credit of the share premium account and the capital redemption reserve on 3 March 2014 have become part of the Company’s share capital, under the transitional provisions set out in section 37 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622).

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2013. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2013 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2014.

(a)	Going Concern Assumption

As at 30 June 2014, current liabilities of the Group exceeded current assets by approximately RMB216.7 billion (31 December 2013: approximately RMB243.0 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB313.9 billion of revolving banking facilities and registered quota of commercial papers, promissory notes and corporate bonds, of which approximately RMB186.5 billion was unutilised as at 30 June 2014; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2014 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2013.

The following amendments to standards and one new Interpretation are mandatory for the first time for the financial year beginning 1 January 2014 and are applicable to the Group:

Amendments to IAS/HKAS 32, Offsetting financial assets and financial liabilities

The amendments to IAS/HKAS 32 clarify the offsetting criteria in IAS/HKAS 32. The amendments do not have an impact on the Group’s unaudited condensed consolidated interim financial information as they are consistent with the policies already adopted by the Group.

Amendments to IAS/HKAS 36, Recoverable amount disclosures for non-financial assets

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating unit whose recoverable amount is based on fair value less costs of disposal. The adoption of the amendments to IAS/HKAS 36 did not have any material impact on the Group’s unaudited condensed consolidated interim financial information.

IFRIC/HK(IFRIC) 21, Levies

The Interpretation provides guidance on when a liability to pay a levy imposed by a government should be recognised. The amendments do not have an impact on the Group’s unaudited condensed consolidated interim financial information as the guidance is consistent with the Group’s existing accounting policies.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective beginning after 1 July 2014 and have not been early adopted by the Group except IFRS/HKFRS 9 “Financial instruments”. Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2013: 16.5%) on the estimated assessable profits for the six months ended 30 June 2014. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2014 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2013: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2013: 15%).

	Six months ended 30 June
	2014	2013
Provision for income tax on the estimated taxable profits for the period
– Hong Kong	19	15
– Outside Hong Kong	3,754	3,319
Adjustments to prior years’ current tax outside Hong Kong	(19)	—

	3,754	3,334
Deferred taxation	(1,606)	(1,559)

Income tax expenses	2,148	1,775

6.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2014	2013
Listed in the PRC	98	97
Listed outside the PRC	6,748	6,400
Unlisted	24	—

	6,870	6,497

For the six months ended 30 June 2014, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB349 million (for the six months ended 30 June 2013: decrease of approximately RMB370 million). The increase, net of tax impact, of approximately RMB267 million (for the six months ended 30 June 2013: decrease, net of tax impact, of approximately RMB280 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

7.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	30 June	31 December
	2014	2013
Current and within one month	11,660	10,633
More than one month to three months	2,737	1,955
More than three months to one year	4,128	3,992
More than one year	3,843	2,553

	22,368	19,133
Less: Allowance for doubtful debts	(5,841)	(4,291)

	16,527	14,842

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customer receivables, as the Group has a large number of customers.

8.	CONVERTIBLE BONDS

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

	Six months ended 30 June
	2014	2013
Movement of liability component:
Beginning of period	11,002	11,215
Less: interest paid	(42)	(43)
Add: effect of exchange loss/(gain) on liability component	101	(191)
Add: imputed finance cost	104	105

End of period	11,165	11,086

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to convertible bonds reserve under equity attributable to equity shareholders of the Company.

During the six months ended 30 June 2014 and 2013, there was no conversion of the convertible bonds into shares in the Company by the bondholders and no redemption of the convertible bonds made by Billion Express Investments Limited.

The liability component of the convertible bonds at 30 June 2014 amounted to USD1,815 million (equivalent to RMB11,165 million) (31 December 2013: amounted to USD1,804 million, equivalent to RMB11,002 million) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June	31 December
	2014	2013
Less than six months	68,446	82,279
Six months to one year	16,620	8,239
More than one year	10,072	11,694

	95,138	102,212

10.	REVENUE

Before 1 June 2014, service revenue and revenue from bundle sale of mobile handset were subject to business tax of 3%-5% while standalone sales of telecommunications products was subject to value-added tax (“VAT”) of 17%. Relevant business tax was set off against revenue.

The Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“Tax Bureau”) jointly issued a notice (the “Notice”) dated 29 April 2014 pursuant to which the pilot programme regarding the replacement of business tax with VAT could be implemented nationwide for the telecommunications industry (the “VAT Reform”) from 1 June 2014.

The Notice sets out the specific scope of taxable telecommunications services and tax rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sale of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2014	2013
Total service revenue from mobile business	81,343	72,853
Total service revenue from fixed-line business	45,207	43,253
Other service revenue	423	369

Total service revenue	126,973	116,475
Sales of telecommunications products	22,596	27,832

	149,569	144,307

11.	MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. (“TELEFÓNICA”) IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other’s shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica would purchase ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company would acquire from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury (“Telefónica Treasury Shares”) for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2014, the related financial assets at fair value through other comprehensive income amounted to approximately RMB6,748 million (31 December 2013: approximately RMB6,400 million). For the six months ended 30 June 2014, the increase in fair value of the financial assets through other comprehensive income was approximately RMB348 million (for the six months ended 30 June 2013: decrease of approximately RMB349 million). The increase, net of tax impact, of approximately RMB260 million (for the six months ended 30 June 2013: decrease, net of tax, of approximately RMB261 million) has been recorded in the unaudited condensed consolidated interim statement of comprehensive income.

12.	DIVIDENDS

At the annual general meeting held on 16 April 2014, the shareholders of the Company approved the payment of a final dividend of RMB0.16 per ordinary share for the year ended 31 December 2013 totaling approximately RMB3,806 million (for the year ended 31 December 2012: final dividend of RMB0.12 per ordinary share, totaling approximately RMB2,836 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2014. Among the dividend payable of approximately RMB773 million was due to Unicom BVI as at 30 June 2014.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from Tax Bureau, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2014, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated interim financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

13.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2014 and 2013 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2014 and 2013 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the six months ended 30 June 2014 and 2013 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2014	2013
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	6,689	5,317
Imputed finance cost on the liability component of convertible bonds	104	105

Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	6,793	5,422

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,800	23,587
Dilutive equivalent shares arising from share options	45	154
Dilutive equivalent shares arising from convertible bonds	935	918

Shares used in computing diluted earnings per share	24,780	24,659

Basic earnings per share (in RMB)	0.28	0.23

Diluted earnings per share (in RMB)	0.27	0.22

14.	RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June
	2014	2013
Transactions with Unicom Group and its subsidiaries:
Charges for value-added telecommunications services	23	20
Rental charges for property leasing	473	460
Charges for lease of telecommunications resources	136	164
Charges for engineering design and construction services	649	664
Charges for shared services	63	73
Charges for equipment procurement services	31	81
Charges for ancillary telecommunications services	1,049	798
Charges for comprehensive support services	184	131
Income from comprehensive support services	10	37

15.	CONTINGENT LIABILITIES

In 2011, the National Development and Reform Commission (“NDRC”) investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management’s assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2014 and 31 December 2013.

16.	EVENTS AFTER THE REPORTING PERIOD

On 11 July 2014, the Company (through China United Network Communications Corporation Limited (“CUCL”)) entered into a promoters’ agreement with the subsidiary of China Mobile Limited and China Telecom Corporation Limited to establish China Communications Facilities Services Corporation Limited. Pursuant to the promoters’ agreement, the Company will subscribe for 3.01 billion shares at a par value of RMB1.00 per share in the registered capital of China Communications Facilities Services Corporation Limited in cash, representing 30.1% of the registered capital of China Communications Facilities Services Corporation Limited.

On 14 July 2014, CUCL issued tranche two of 2014 promissory notes in an amount of RMB5 billion, with a maturity period of 3 years from the date of issue and which carries interest at 4.84% per annum.

On 15 July 2014, CUCL issued tranche one of 2014 commercial papers in an amount of RMB10 billion, with a maturity period of 365 days from the date of issue and which carries interest at 4.60% per annum.

On 24 July 2014, the Company issued the Drawdown Notes under the Medium Term Note Programme in an aggregate nominal amount of RMB2.5 billion, with a maturity period of 2 years from the date of issue and which carries interest at 3.80% per annum.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2014 will be paid.

CHARGE ON ASSETS

As at 30 June 2014, no property, plant and equipment was pledged to banks as loan security (31 December 2013: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2014, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2014.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the “Code Provision”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the six months ended 30 June 2014 except the following:

(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and Chief Executive Officer of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company’s articles of association. All directors of the Company are subject to retirement by rotation at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has established “Code for Dealing of Securities by Directors” in accordance with the “Model Code for Securities Transactions by Directors of Listed Issuers”, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to the directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2014, and all of the directors have confirmed such compliance.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2014, the Group had approximately 220,560 employees, 210 employees and 90 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 57,710 temporary staff in Mainland China. For the six months ended 30 June 2014, employee benefit expenses were approximately RMB16.969 billion (for the six months ended 30 June 2013: RMB14.934 billion). The Group endeavors to maintain its employees’ remuneration in line with the market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing for the Company’s shares.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2014 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2014 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

The 2014 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2014. Instead, it has been derived from the Group’s unaudited condensed consolidated interim financial information for the six months ended 30 June 2014, which will be included in the Company’s 2014 interim report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of the telecommunications industry and related technology in the PRC; the level of the market demand for telecommunications services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy for the telecommunications industry; competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants; effects of competition on the demand and price of the Company’s telecommunications services; the effects of tariff reduction initiatives; the result of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers; the availability, terms and deployment of capital; changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; changes in the political, economic, legal, tax and social conditions in the PRC; and other factors that will affect the execution of the Company’s business plans and strategies, as well as the Company’s business condition and financial results. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

By Order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 7 August 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director:	Cesareo Alierta Izuel

Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming,
John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

CHANGE OF EXECUTIVE DIRECTOR

Retirement of Executive Director

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces Mr. Tong Jilu (“Mr. Tong”) will retire from his position as an Executive Director and a Senior Vice President of the Company with effect from 8 August 2014.

Mr. Tong had been an Executive Director of the Company since February 2004 and Senior Vice President of the Company since March 2011. Mr. Tong has been appointed as the General Manager of China Communications Facilities Services Corporation Limited (of which the Company holds 30.1% of the issued shares). Mr. Tong will retire from his position as an Executive Director and a Senior Vice President of the Company in order to concentrate on his duties at China Communications Facilities Services Corporation Limited.

Mr. Tong has confirmed that there is no disagreement with the Board and there is no matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Tong for his valuable contributions to the Company.

Appointment of Executive Director

The Board is pleased to announce that Mr. Zhang Junan (“Mr. Zhang”) has been appointed as an Executive Director of the Company with effect from 8 August 2014.

Mr. Zhang, aged 57, was appointed as Vice President of the Company in April 2006 and Senior Vice President of the Company in February 2009. Mr. Zhang graduated from the Nanjing University of Posts and Telecommunications majoring in carrier communication in 1982. He received a master’s degree in business administration from the Australian National University in 2002 and a doctor’s degree in business administration from the Hong Kong Polytechnic University in 2008. He previously served as a Director of the Bengbu Municipal Posts and Telecommunications Bureau in Anhui Province and a Deputy Director of the Anhui Provincial Posts and Telecommunications Bureau. From 2000 to 2005, he served as a Deputy General Manager and General Manager of the Anhui Provincial Telecommunications Company and the Chairman and General Manager of the Anhui Provincial Telecommunications Co., Limited. Mr. Zhang joined the China United Telecommunications Corporation in December 2005 and served as Vice President. In December

2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited (“Unicom Group”). From April 2006 to October 2008, Mr. Zhang served as the Executive Director of the Company. Mr. Zhang has served as a Non-Executive Director of PCCW Limited (listed on The Stock Exchange of Hong Kong Limited with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since August 2014. In addition, Mr. Zhang serves as a Non-Executive Director of China Communications Services Corporation Limited (listed on The Stock Exchange of Hong Kong Limited). Mr. Zhang also serves as Vice President of Unicom Group, as well as Director and Senior Vice President of China United Network Communications Corporation Limited (“CUCL”). Mr. Zhang has worked in the telecommunications industry for a long period of time and has extensive management experience.

Save as disclosed above, Mr. Zhang does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Zhang does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Zhang has not entered into any service contract with the Company. The terms of services agreed between Mr. Zhang and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mr. Zhang is subject to retirement by rotation in annual general meetings in accordance with the articles of association of the Company.

As Executive Director and Senior Vice President of the Company, Mr. Zhang will receive a remuneration package including a basic annual salary of RMB250,000 and a discretionary bonus of approximately RMB600,000 (subject to adjustments as recommended by the Remuneration Committee and approved by the Board), as well as discretionary grant of share options in the Company as may be recommended by the Remuneration Committee and determined by the Board. The remuneration of Mr. Zhang has been determined with reference to his respective duties and responsibilities in the Company, his respective experience and prevailing market conditions.

Save as disclosed above, there is no information in relation to the appointment of Mr. Zhang that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.

The Board would like to extend its warmest welcome to Mr. Zhang for his appointment to the Board.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 7 August 2014

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny